NEWS RELEASE

High Grade Silver Mineralization Intersected By Drilling At North Porvenir
Discovery; Silver Production Rate More Than Doubles At Santa Cruz Mine,
Durango, Mexico

February 7, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR:TSXV) announces that high grade silver mineralization has been intersected by drilling at the new North Porvenir discovery zone on the Santa Cruz mine property near Guanacevi, Durango, Mexico.

Not only is North Porvenir a new and high grade silver discovery, it is also located only one kilometre northwest of the historic Santa Cruz ore-body within the same vein. Drilling highlights include 1183 gpt Ag and 1.55 gpt Au (1276 gpt or 37.2 opt Ag eq.) over a 3.55 m length in hole NP12-1 and 1513 gpt Ag and 1.33 gpt Au (1593 gpt or 46.4 opt Ag eq.) over a 2.15 m length in hole NP9-1 (see table of drill results below).

		Core			Ag eq.
Hole (No.)	From (m)	Length* (m)	Ag (gpt)	Au (gpt)	(gpt)	(opt)
NP 6-1	281.65	1.45	227	0.36	248	7.2
NP 6-2	337.30	0.85	246	0.36	268	7.8
SSC-02**	196.30	5.50	626	0.58	661	19.3
NP 7-1	292.85	1.40	396	0.38	419	12.2
NP 7-2	340.50	2.10	171	0.29	188	5.5
NP 8-1	309.95	1.45	328	0.57	362	10.6
NP 8-2	345.75	1.25	183	0.32	202	5.9
SSC-01**	137.05	5.36	612	1.27	688	20.1
NP 9-1	314.55	2.15	1513	1.33	1593	46.4
NP 9-2	355.25	1.35	94	0.89	147	4.3
SSC-03*	175.00	7.20	528	1.17	648	18.9
NP 12-1	280.95	3.55	1183	1.55	1276	37.2
NP 12-2	318.10	1.95	187	0.33	207	6.0
NP 13-1***	288.60	2.85	386	0.52	417	12.2
NP 13-3***	337.80	5.00	449	0.56	483	14.1
and	352.10	2.80	272	0.28	289	8.4
NP 14-1	211.20	0.70	472	0.84	522	15.2
NP 15-1	203.20	2.85	501	0.78	548	16.0

*	True widths are 80% to 90% of core lengths.
**	Previously released
***	Previously released as NP 31-1 and NP 31-3

The high grade silver mineralization at North Porvenir does not outcrop and represents a blind discovery found by drilling beneath surface vein exposures that carry only anomalous silver values.

In the discovery area, silver is carried in the vein by argentite and electrum rather than galena and sphalerite, confirming the high level nature of mineralization.

The high grade zone appears to be wide open along strike to the northwest, to depth and to a lesser extent to the southeast. Two drill rigs will complete a 50 m x 50 m grid pattern over the next two months at North Porvenir to test the vein a further 200 m along strike to the northwest and 100 m down dip.

In the six months following the commencement of exploration work in June, 2004, Endeavour and its Mexican partners successfully drilled semi-continuous high grade silver mineralization at North Porvenir over a 400 m strike length to at least 300 m in vertical depth, developed a 400 m access ramp into this prospective ore-body, and commenced trial production.

Silver Production More Than Doubles In Six Months

In fact, the trial mining of North Porvenir ore has had a major impact on the rate of silver production from the Santa Cruz mine. Endeavour is pleased to announce that the silver production rate more than doubled between June and December, 2004.

When exploration commenced in June, the combined mine and plant operations were averaging 23,500 oz Ag equivalent production per month (Ag equivalents are about 91% Ag). In December, production jumped to 66,350 oz Ag equivalents, a 280% increase in the rate of silver production, due to the commencement of trial mining at North Porvenir.

Since there is now a 30 day stockpile of broken ore (8,000 tonnes) awaiting processing at the plant, Endeavour has temporarily ceased trial mining at North Porvenir in order to expand the production capacity of the North Porvenir mine. Over the next few weeks, the mining contractor will slash out (widen) the access ramp to accommodate 15 tonne haul trucks and a development contractor will bore a 220 m long, 2.1 m wide ventilation raise to provide access for air, water and electricity for the life of the mine.

The daily ore haulage capacity will then increase to 350 tpd, which Endeavour plans to achieve over the next six months.

In 2005, Endeavour’s focus will be to continue increasing resources and production by completing more exploration and development work at North Porvenir. Because the plant is expected to continue operating well below its capacity, Endeavour will also explore and develop other prospective mineralized zones elsewhere on the Santa Cruz mine property with a view to bringing another new ore-body into production in 2005.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the Phase 1 surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All drill core is split by Endeavour personnel at the Guanacevi camp and then driven to Durango where it is couriered to the Chemex lab in Hermosillo. Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish. Selected samples are sent to Inspectorate laboratory in Reno, as an additional quality assurance check.

Endeavour Silver Corp. (EDR : TSX-V) is a small-cap exploration and mining company focused on aggressively expanding its portfolio of high grade silver-gold properties, reserves and production in Mexico. Canarc Resource Corp. (CCM: TSX) holds a minority shareholding in the Company.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
President and CEO

For more information, please contact Hugh Clarke at tel: (604) 685-9775, Toll free: 1-877-685-9775 fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

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